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                           December 8, 2020

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 23,
2020
                                                            File No. 024-11345

       Dear Mr. Beebe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed on November 23, 2020

       General

   1. We note your response to comment 4 and reissue the comment. Your response does not provide an analysis as
to how your program is consistent with relief granted by the
                                                        Division of Corporation
Finance in prior no action letters. Please provide us with an analysis as to how your
program is consistent with such relief. To the extent you have questions regarding the
analysis, you may contact the Division   s Office of Mergers and
                                                        Acquisitions at
202-551-3440.
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey S. Beebe
             NNN, LLC
Comapany8,
December    NameRealyInvest
              2020          NNN, LLC
December
Page  2    8, 2020 Page 2
FirstName LastName
Note 1: Organization and Nature of Operations, page F-6

2. We note your response to comment 11. Please clarify for us if you intend to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in future periods. For reference, see Question
104.01 of the
         Compliance and Disclosure Interpretations for the Securities Act Sections.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction